Exhibit 99.22

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Nine Months

Ended September 30, 2008

November 4, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Unless the context otherwise suggests, references to “HudBay” or the “Company” refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited, a wholly-owned subsidiary of HudBay. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., a 98.2%-owned subsidiary.

This Management’s Discussion and Analysis (“MD&A”) dated November 4, 2008 is intended to supplement and complement HudBay’s unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A should also be read in conjunction with both the audited annual consolidated financial statements and annual MD&A. Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. This MD&A contains “forward-looking information” that is subject to the cautionary statements and the risk factors contained herein and contained in the Company’s AIF. The reader is cautioned not to put undue reliance on forward looking information and statements. All figures are in Canadian dollars unless otherwise noted.

OUR BUSINESS

HudBay is a leading base metals mining company with assets in North and Central America. The Company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, and the White Pine Copper Refinery (“WPCR”) in Michigan, and owns the Fenix nickel project (“Fenix Project”) in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

EXECUTIVE SUMMARY

Financial Highlights

This quarter, HudBay recorded solid cash flow from operating activities of $54.5 million before changes in non-cash working capital for the quarter, or $0.40 per share, as compared to $113.9 million, or $0.90 per share, for the same quarter in 2007.

•	Cash, cash equivalents and short-term investments were $844.4 million as at September 30, 2008.

•	Cash in excess of debt was $838.7 million or $5.48 per share[1] at September 30, 2008.

•	Working capital was $914.5 million.

Net earnings were $2.8 million for the quarter, or $0.02 per share, compared to $66.5 million for the same quarter in 2007, or $0.52 per share. Significant variances were:

•	Revenues of $247.4 million were $72.4 million lower than for the third quarter of 2007 due primarily to lower zinc prices and lower sales of copper from purchased concentrates.

•

Operating expenses of $154.8 million were $34.0 million lower than for the third quarter of 2007 due to lower costs for purchased concentrates, offset in part by higher costs for operating materials and supplies.

•	Asset impairment losses related to the Balmat mine reduced earnings before tax by $27.2 million. The Balmat mine suspended operations on August 22, 2008.

•

Change in the value of the Canadian dollar relative to the US dollar reduced this quarter’s gross margins by an estimated $0.5 million but increased earnings before tax by $10.4 million due to foreign exchange gains recorded on US dollar denominated operating accounts.

•

The Company’s share of losses incurred by HMI Nickel Inc. (“HMI Nickel”, formerly Skye Resources Inc.) during the period prior to acquisition decreased earnings before tax by $3.9 million. The Company had significant influence over HMI Nickel during this period as a result of a private placement investment made on June 27, 2008.

•

Higher tax expenses reduced net earnings by $3.4 million despite lower earnings before tax. Income tax expenses in the third quarter of 2008 reflect an unusually high effective tax rate, largely related to losses recorded at the Company’s Balmat operation, the tax benefit of which was not recorded for accounting purposes. Current tax expense in the third quarter of 2007 benefited from the utilization of previously unrecognized income tax losses and mining investment tax credits; this also contributed to a higher tax expense variance in the third quarter of 2008.

Production Highlights

HudBay’s production remains on track to meet the Company’s expectations for its overall 2008 targets. For the quarter, HudBay’s cash cost of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was negative US$0.32/lb. compared to negative US$0.15/lb. in the same quarter of last year (refer to “Non-GAAP Performance Measures” on page 35).

Mine production for the quarter was 683,627 tonnes of ore, compared to 731,512 tonnes for the same quarter in 2007 due to the lower contribution from Balmat. Ore grade for zinc was 4.71%, and for copper was 2.12%, as compared to 5.01% for zinc and 1.99% for copper for the same quarter in 2007. Lower production from Balmat had a negative effect on weighted-average zinc grades.

[1]	Refer to “Non-GAAP Performance Measures” on page 35.

Despite a 6% increase in zinc metal produced at HBMS, total zinc production decreased by 5% compared to the third quarter of 2007 due to the Balmat operation being put on care and maintenance. Production from the Company’s zinc plant increased to 28,834 tonnes, compared to 27,329 tonnes in the same quarter of 2007; however, unit operating costs increased by 2% to 27.7¢/lb. due to higher costs for operating and maintenance materials.

Non-recycled copper production was lower by 14% due to HudBay’s previously announced reduction of purchased copper concentrates treated in 2008, which is necessary to meet the Government of Canada’s 2008 air release limit targets for sulphur dioxide. The smelter’s unit operating costs, which exclude recycled production, increased by 36% to 37.3¢/lb. of copper produced, due to the lower production and higher costs for heavy fuel oil and other operating materials (refer to “Copper Smelter” on page 32).

Gold production increased by 10% as higher amounts of domestic copper were treated, and silver production increased by 73%, primarily from a specific purchased concentrate source.

Corporate Strategy

A key element of HudBay’s value creation strategy is to build scale and scope through opportunistic investments that complement the Company’s existing operations. In support of this strategy, on August 26, 2008, the Company acquired HMI Nickel Inc. HMI Nickel’s Fenix Project in Guatemala includes a significant reserve as well as a large resource base and is capable of near term production with a projected mine life of 30 years and significant opportunity for expansion1. Following the completed acquisition, HudBay’s expanded profile includes:

•	A large increase in reserves and resources;

•	A diversified multi-metal resource base;

•	An attractive mix of producing, development and exploration assets that provides a solid platform for future growth; and

•	A strong balance sheet with significant cash and solid operating cash flow going forward.

HudBay acquired all of the outstanding shares of HMI Nickel pursuant to a court-approved plan of arrangement. HudBay issued as consideration 31.3 million common shares and 1.9 million stock options. The purchase price has been valued, on a preliminary basis, at $448.4 million, including $95.2 million cash paid on June 27, 2008 in a private placement investment, in which the Company purchased 19.9% of the outstanding shares of HMI Nickel. HudBay has allocated the total purchase price to the assets and liabilities acquired based on preliminary estimates of their fair values on the acquisition date.

2008 Exploration Plan

Now in the second year of a very aggressive exploration program in Canada, HudBay is targeting to spend approximately $42.8 million on exploration in 2008, which follows the Company’s $41.3 million expenditure in 2007.

In the third quarter of 2008, HudBay continued exploration activities in support of developing the growth potential of its exploration properties within the Flin Flon Greenstone Belt, as well as in its operating mines. The Company completed ground geophysical surveys in Chile and a VTEM airborne

[1]	Source: HMI Nickel’s report dated September 15, 2007 titled, “Technical Report on an Update to the Fenix Project, Izabal Guatemala.”

electromagnetic survey in the Balmat area of New York State. Total exploration spending in the quarter, including capitalized exploration and amounts against which the Company recorded investment tax credits, was $13.0 million, compared to $10.8 million in the third quarter of 2007. Year-to-date spending for 2008 was $34.5 million, compared to $31.2 million in the same period in 2007.

In the Flin Flon Greenstone Belt, exploration activities continued to focus on the Company’s Lalor zinc discovery. In August 20081, HudBay filed a NI 43-101 technical report on the Lalor deposit including an estimate of the indicated resource of 3.4 million tonnes at a grade of 8.82% Zn, 0.71% Cu, 1.9 g/t Au and 20.5 g/t Ag, and the inferred resource of 13.2 million tonnes at a grade of 8.19% Zn, 0.70% Cu, 2.9 g/t Au and 34.1 g/t Ag. Capitalized exploration on the Lalor property was $4.3 million in the quarter and $9.0 year-to-date.

In-mine exploration to once again expand HudBay’s in-mine reserves and resources in the operating mines represented approximately $0.8 million of the Company’s exploration spending in the quarter.

Environment, Health and Safety

For the quarter, HudBay recorded a lost time accident frequency of 1.8 per 200,000 hours worked, including contractors, compared to 0.4 for the same quarter in 2007. Year-to-date, HudBay recorded a lost time accident frequency of 1.1 compared to 0.9 for the same period in 2007. There were no significant environmental non-compliances during the quarter.

Fenix Project Update

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. The Company remains convinced that Fenix is an outstanding asset, and is committed to developing the project once market conditions warrant. In the meantime, HudBay will continue to advance key components of Fenix. This includes upgrading the road from Rio Dulce to El Estor and maintaining health care and educational initiatives in the local community. The Company will also use this opportunity to further develop its power strategy to ensure the long-term cost competitiveness of Fenix once the Company brings it into production.

Outlook

As a result of the global credit crisis and deteriorating expectations for global economic growth, base metals prices, including zinc, copper and nickel, have fallen sharply in recent months. If these prices persist, HudBay can expect to experience declining earnings and cash flow compared to financial results in 2007 and 2008 to date. These factors may be mitigated somewhat by recent weakness in the Canadian dollar, which offsets some of the decline in U.S. dollar-denominated metals prices.

The dramatic declines in the prices for equity and other financial assets are expected to have adversely affected valuations of the Company’s defined benefit pension plan assets. If current valuations persist, the Company’s unfunded liability could increase significantly as at December 31, 2008, which would be expected to increase future pension expense, as well as increase required cash pension contributions by the Company.

With cash, cash equivalents and short term investments of $844.4 million as at September 30, 2008 and minimal debt balances, HudBay has financial strength, but is cautious about its immediate prospects. Earlier in the third quarter, after extensive review, HudBay closed the Balmat mine given market conditions and operational performance. In light of the deteriorating economic and metals price

[1]	Further details are available in HudBay’s news release dated August 26, 2008.

environment, HudBay has also chosen to delay construction of the Fenix Project. The Company will continue to manage its financial position prudently in order to fund growth and capitalize on any opportunities that may arise.

For the Company’s sensitivity to metal prices and the foreign exchange rates, refer to “Sensitivity Analysis” in HudBay’s 2007 MD&A.

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended		Nine Months Ended
		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007

		($000s except per share and cash cost per pound amounts)
Financial Highlights
Revenue		247,441	319,805	803,113	1,027,245
Earnings before tax		33,898	94,266	145,037	333,734
Net earnings		2,780	66,465	57,534	198,680
EBITDA [1]		88,633	118,414	245,949	411,052
Operating cash flow [2]		54,484	113,921	195,856	394,081
Net earnings per common share		0.02	0.52	0.44	1.57
Operating cash flow per common share [1]		0.40	0.90	1.50	3.11
Cash cost per pound of zinc sold [1]		US (0.32)	US (0.15)	US (0.17)	US (0.26)
Operating Highlights
Production
Zinc [3]	tonnes	30,998	32,673	99,380	94,886
Copper [4]	tonnes	19,167	22,325	55,823	66,801
Gold [4]	troy oz.	26,920	24,535	78,425	76,365
Silver [4]	troy oz.	630,168	364,994	1,591,689	1,061,040
Metal Sold
Zinc [5]	tonnes	32,647	33,703	100,365	98,681
Copper	tonnes	19,190	21,218	58,749	68,445
Gold	troy oz.	20,632	24,755	70,751	78,167
Silver	troy oz.	364,944	329,318	1,203,144	1,023,714

				($000s)
Financial Condition
Cash, cash equivalents and short-term investments				844,384	702,883
Working capital				914,544	860,492
Cash (less debt) [6]				838,714	686,539
Total assets				1,912,731	1,502,107
Shareholders’ equity				1,554,559	1,149,355

[1]

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 35). For EBITDA refer to page 18. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 34.

[2]	Before changes in non-cash working capital.
[3]	Production includes Balmat payable metal in concentrate shipped.
[4]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[5]

Zinc sales include sales to HudBay’s Zochem facility of 7,064 tonnes in the third quarter of 2008 and 19,911 tonnes year-to-date, as well as Balmat payable metal in concentrate shipped (including to HBMS) of 4,095 tonnes for the third quarter and 18,386 tonnes year-to-date. Zochem had sales of 8,736 tonnes of zinc oxide in the third quarter and 26,788 tonnes year-to-date.

[6]

Cash, cash equivalents and short-term investments of $844,384 less current and long-term portion of the Senior Secured Notes, Province of Manitoba loan and capital leases ($3,194, $0, and $2,476 respectively as at September 30, 2008).

FINANCIAL REVIEW

Net Earnings Analysis

	Three Months Ended Sep 30, 2008	Nine Months Ended Sep 30, 2008

	($ millions)
Net earnings for the period ended Sep 30, 2007	66.5	198.7

Increase (decrease) in earnings components:
Revenues	(72.4)	(224.1)
Costs and expenses
Operating	34.0	40.6
Depreciation, depletion and amortization	3.0	1.1
General and administrative	(3.0)	(9.0)
Stock-based compensation	0.9	0.2
Accretion of asset retirement obligations	(0.2)	(0.4)
Foreign exchange gain / loss	10.9	27.6
Exploration	1.3	6.9
Interest and other income	(1.1)	(4.9)
Gain / loss on derivative instruments	(2.6)	4.4
Asset impairment losses	(27.2)	(27.2)
Share of losses of equity investee	(3.9)	(3.9)
Future taxes	12.3	65.4
Current taxes	(15.7)	(17.9)

Increase (decrease) in net earnings	(63.7)	(141.2)

Net earnings for the period ended Sep 30, 2008	2.8	57.5

Net Earnings

For the third quarter, net earnings were $2.8 million, reflecting a $63.7 million decrease from the third quarter of 2007. Significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $72.4 million. See “Revenue” on page 9;

•	Lower operating costs increased earnings before tax by $34.0 million. See “Operating Expenses” on page 11;

•	Decreases in other expenses increased earnings before tax by $11.6 million, largely due to foreign exchange gains and losses, which improved by $10.9 million;

•	Asset impairment losses related to closure of the Company’s Balmat mine decreased earnings before tax by $27.2 million. See “Asset impairment losses” on page 15;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership, the Company’s share of losses incurred by HMI Nickel during the period prior to acquisition decreased earnings before tax by $3.9 million. See “Share of losses of equity investee” on page 15;

•	Other items decreased earnings before tax by $2.4 million, largely due to increased losses on derivative instruments; and

•

Higher tax expenses decreased net earnings by $3.4 million despite lower earnings before tax. Income tax expenses in the third quarter of 2008 reflect an unusually high effective tax rate, largely related to losses recorded at the Company’s Balmat operation, the tax benefit of which was not recorded for accounting purposes. Current tax expense in the third quarter of 2007 benefited from the utilization of previously unrecognized income tax losses and mining investment tax credits; this also contributed to a higher tax expense variance in the third quarter of 2008. See “Tax Expense” on page 16.

Year-to-date 2008 net earnings of $57.5 million reflected a $141.2 million decrease from year-to-date 2007. Significant variances were:

•	Lower revenues decreased earnings before tax by $224.1 million. See “Revenue” on page 9;

•	Lower operating costs increased earnings before tax by $40.6 million. See “Operating Expenses” on page 11;

•

Decreases in other expenses increased earnings before tax by $19.5 million, largely due to foreign exchange gains and losses, which improved by $27.6 million, offset in part by increases in general and administrative costs due mainly to executive retirement and severance costs of $6.0 million;

•	Asset impairment losses related to closure of the Company’s Balmat mine decreased earnings before tax by $27.2 million. See “Asset impairment losses” on page 16;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership, the Company’s share of losses incurred by HMI Nickel during the period prior to acquisition decreased earnings before tax by $3.9 million. See “Share of losses of equity investee” on page 16;

•

Other items increased earnings before tax by $6.4 million, largely due to decreases in exploration expenses of $6.9 million following the decision to capitalize Lalor exploration costs. See “2008 Exploration Plan” on page 3; and

•

Lower tax expenses increased net earnings by $47.5 million and resulted mainly from lower year-to- date earnings before tax in 2008 but were also affected by other items, as described above. See “Tax Expense” on page 16.

Revenue

Total revenue for the third quarter was $247.4 million, $72.4 million lower than for the same quarter last year. Significant revenue variances were:

•

Lower zinc prices decreased revenue by $44.3 million for zinc metal and $4.3 million for concentrate. HudBay’s average realized zinc price was US$0.87/lb. in the third quarter of 2008 compared with US$1.56/lb. in the third quarter of 2007 for metals and US$0.51/lb. for concentrates sales, which are net of treatment charges, compared to US$0.84/lb. in 2007;

•	Lower copper sales volumes reduced revenue by $15.7 million, primarily as a result of reduced purchased concentrate production volumes;

•	Lower copper prices decreased revenue by $9.3 million. HudBay’s average realized copper price was US$3.38/lb. in the third quarter of 2008 compared with US$3.55/lb. in the third quarter of 2007;

•	Higher gold and silver prices increased revenue by $4.7 million;

•	Gold volumes decreased revenue by $3.7 million;

•	The Canadian dollar, which was slightly stronger over the third quarter of 2008 than it was over the third quarter of 2007, reduced US dollar denominated revenue by $0.8 million; and

•	Other volume and pricing differences increased revenue by $1.0 million.

Year-to-date revenue was $803.1 million, $224.1 million lower than for 2007. Significant revenue variances were:

•

Lower zinc prices decreased revenue by $117.7 million for zinc metal and $11.5 million for concentrate. Concentrate sales are net of treatment charges, which increased due to settlements of benchmark terms retroactive to January 1, 2008. HudBay’s year-to-date average realized zinc price was US$1.02/lb. in 2008 compared with US$1.66/lb. in 2007 for metals and $0.52/lb. for concentrates in 2008, compared to $0.90/lb. in 2007;

•

Lower copper sales volumes reduced revenue by $77.2 million, due to the Company’s first quarter initiative to recycle spent copper anode and reduced ongoing purchased concentrate production in order to meet 2008 air release limit targets for sulphur dioxide, partially offset from the sale of excess copper accumulated at 2007 year end;

•	The stronger Canadian dollar reduced US dollar denominated revenue by $77.1 million;

•	Higher copper prices increased revenue by $41.4 million. HudBay’s year-to-date average realized copper price was US$3.55/lb. in 2008 compared with US$3.28/lb. in 2007;

•	Gold and silver prices increased revenue by $20.1 million from 2007; and

•	Other volume and pricing differences decreased revenue by $2.1 million.

Key drivers of the Company’s revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 6 for information on metal sales quantities.

HudBay Realized Prices

		Q3 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		HudBay Realized Prices [1] Nine Months Ended
			Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Prices in US$
Zinc [3]	US$/lb.	0.80	0.87	1.56	1.02	1.66
Copper [3]	US$/lb.	3.48	3.38	3.55	3.55	3.28
Gold	US$/troy oz.	870	862	680	883	664
Silver	US$/troy oz.	15.03	13.36	13.04	15.93	13.28

Prices in C$
Zinc [3]	C$/lb.	0.84	0.91	1.63	1.04	1.83
Copper [3]	C$/lb.	3.63	3.51	3.72	3.61	3.62
Gold	C$/troy oz.	906	892	706	897	732
Silver	C$/troy oz.	15.66	13.70	13.52	16.15	14.64

Exchange rate	US$1 to C$	1.04	1.04	1.05	1.02	1.10

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]

The realized components of the metal swap cash flow hedges resulted in a gain of US$0.03/lb. for zinc and a loss of US$0.05/lb. for copper during the third quarter of 2008 (year-to-date gain of US$0.03/lb. for zinc and a loss of US$0.06/lb. for copper). Refer to “Metal Swaps” on page 23.

Expenses

Operating Expenses

For the third quarter of 2008, operating expenses were $154.8 million, $34.0 million lower than for the same quarter last year. Significant variances were:

•

Lower sales volumes reduced operating costs by approximately $37.7 million. Of this amount, approximately $35.8 million arose from lower volumes of purchased concentrates; lower volumes of zinc and gold were largely offset by higher volumes of domestic copper. Purchased concentrates accounted for only 18% of total concentrates treated during the third quarter of 2008, as compared to 35% in the third quarter of 2007;

•	Decreasing copper prices resulted in reduced costs due to a $9.5 million gain on provisional pricing adjustments on purchased concentrate;

•	Increases to processing costs of $6.8 million related to higher consumable and contractor costs;

•

Estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $2.6 million, as accruals for net profits interest amounts under the agreement commenced in the fourth quarter of 2007;

•	Expenses recorded at Balmat after operations ceased, which related to severance costs and preparation for care and maintenance, increased operating costs by approximately $2.5 million;

•	Lower profit sharing expense decreased operating costs by $2.2 million;

•	Minimal changes in the Canadian dollar decreased US dollar denominated operating costs by an estimated $0.3 million, most of which related to purchased concentrates; and

•	Other variances increased costs by $3.8 million.

Year-to-date operating expenses were $530.0 million, $40.6 million lower than for 2007. Significant variances were:

•	Lower sales volumes reduced operating costs by approximately $59.9 million;

•

Higher costs of purchased copper concentrates increased costs by $30.3 million excluding changes due to foreign currency. The increase arose from higher metal prices and higher silver quantities and included increases of $4.7 million from provisional pricing adjustments on copper concentrate purchases;

•	Lower costs for purchased zinc concentrate has decreased costs by $4.4 million, which includes provisional pricing adjustments of $0.5 million;

•	The stronger Canadian dollar reduced US dollar denominated operating costs by an estimated $23.3 million;

•	Increases to mining and processing costs of $19.3 million related to higher consumable and contractor costs;

•	Lower profit sharing expense decreased operating costs by $15.7 million;

•	Estimated net profits interest expense associated with the Company’s Callinan agreement increased operating costs by $12.3 million;

•	Expenses recorded at Balmat after operations ceased increased operating costs by approximately $2.5 million; and

•	Other variances decreased costs by $1.7 million.

Key inventory changes during the third quarter were 1:

•

Concentrate inventory—Balmat zinc concentrate inventory decreased by 2,600 tonnes to 400 tonnes, other domestic zinc concentrate decreased by 4,400 tonnes to 8,900 tonnes, and domestic copper concentrate decreased by 1,700 tonnes to 13,300 tonnes;

•	Inventory in process—Copper anodes decreased by 1,700 tonnes to 8,500 tonnes; and

•	Finished metal inventory—Zinc increased by 500 tonnes to 12,300 tonnes, and copper increased by 1,600 tonnes to 4,900 tonnes.

Year over year, inventory in process and finished metal inventory decreased by $29.8 million, primarily due to lower volumes of copper concentrate and finished metals on hand.

[1]	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

		Three Months Ended		Nine Months Ended
Unit Operating Costs		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Mines
777	$/tonne	34.11	33.86	36.82	36.60
Trout Lake	$/tonne	50.64	47.65	49.69	47.90
Chisel North	$/tonne	76.34	50.64	65.20	55.94
Balmat [1]	$/tonne	—	60.59	—	68.99

Total Mines [1]	$/tonne	49.38	42.80	47.95	45.52
Concentrators
Flin Flon	$/tonne	9.86	9.20	9.95	9.56
Snow Lake	$/tonne	21.10	21.08	20.94	20.76
Balmat	$/tonne	—	9.71	—	11.58
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.277	0.272	0.310	0.279
Zochem [2]	$/lb. ZnO	0.141	0.128	0.137	0.135
Copper Smelter	$/lb. Cu	0.373	0.275	0.374	0.269
WPCR	US$/lb. Cu	0.075	0.064	0.074	0.070

Non-GAAP Detailed Operating Expenses [3] ($000s)
Mines
777		12,600	12,126	40,562	39,271
Trout Lake		9,858	9,801	29,249	29,502
Chisel North		5,941	3,976	15,849	13,545
Balmat		5,355	4,869	19,926	16,387
Concentrators
Flin Flon		5,686	5,316	16,794	16,203
Snow Lake		1,776	1,656	5,072	5,025
Balmat		864	754	3,772	2,721
Metallurgical Plants
Zinc Plant		17,584	16,377	56,615	51,665
Copper Smelter		15,771	13,549	46,039	39,683
WPCR		3,001	2,633	8,964	8,932
Other
Purchased concentrate treated		28,336	85,287	144,274	227,895
Anode freight & refining		2,143	1,890	6,536	6,492
Services & administration		10,846	12,757	34,447	38,694
HBMS employee profit sharing		5,487	7,645	17,338	33,082
Net profits interest		2,580	—	12,278	—
Other [4]		19,081	15,308	51,970	47,803
Changes in domestic inventory [5]		7,928	(5,127)	20,342	(6,231)

Total Operating Expenses, per financials		154,837	188,817	530,027	570,669

[1]

As the Balmat mine ceased production on August 22, 2008, unit production costs for the third quarter were not meaningful as a comparative tool and have not been presented for periods in 2008. However, Balmat’s costs are reflected within the weighted-average unit costs presented for total mines.

[2]	Excludes the cost of metal purchases.
[3]	Refer to “Non-GAAP Performance Measures” on page 35.
[4]	Includes share of CMM and miscellaneous provisions.
[5]

During 2008, the Company significantly reduced inventories, particularly for copper concentrate and copper metals, requiring recognition of additional operating expenses to reflect the cost of sales during the period. During the same period in 2007, inventories increased, requiring a negative adjustment to operating expenses.

For the third quarter, other significant variances for 2008 versus 2007 were:

•	Depreciation and amortization decreased by $3.0 million, totaling $20.9 million for the third quarter of 2008, primarily due to reduced Balmat operations.

•

General and administrative expenses increased by $3.0 million, totaling $6.6 million for the third quarter of 2008, primarily related to costs for severance, relocation of the Company’s corporate office and other corporate expenditures.

•

Stock-based compensation decreased by $0.9 million to $2.3 million for the third quarter of 2008. Stock-based compensation expense is based upon option pricing models utilizing share prices and volatility.

•

Foreign exchange (gain) loss improved by $10.9 million to a gain of $6.0 million in the third quarter of 2008. Foreign exchange (gain) loss represents changes in the Canadian dollar value of HudBay’s foreign currency denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives) in response to changes in the value of the Canadian dollar relative to foreign currencies over the period. The Company’s foreign currency denominated operating accounts are held primarily in US dollars; small amounts are held in Guatemalan quetzals. The value of the Canadian dollar relative to the US dollar decreased over the third quarter of 2008, with exchange rates moving from $1.02 as at June 30, 2008 to $1.06 as at September 30, 2008 and resulting in a foreign exchange gain of $6.0 million in the third quarter of 2008. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.07 as at June 30, 2007 to $0.99 as at September 30, 2007 and resulting in a foreign exchange loss of $4.9 million in the third quarter of 2007.

•

Exploration expenses decreased by $1.3 million to $7.3 million for the third quarter of 2008 (after recognition of a $0.6 million tax credit). Effective April 1, 2008, expenditures associated with the Lalor property have been capitalized, as the property has been identified by the Company as having the potential of being developed into a mine. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures. Refer to “2008 Exploration Plan” on page 3 for information on exploration at the Lalor property.

•

Interest and other income decreased by $1.1 million to $5.8 million for the third quarter of 2008. Interest income was lower in the third quarter of 2008 due to lower interest rates, offset in part by increases in the Company’s cash balance.

•

(Loss) gain on derivative instruments decreased by $2.6 million to a loss of $1.2 million in the third quarter of 2008, related mainly to a $2.1 million decrease in the value of the Company’s US dollar put options, as the value of the Canadian dollar has weakened relative to the US dollar over the third quarter of 2008 and fewer maturity dates remain (refer to “Foreign Exchange” on page 24 for information on the Company’s US dollar put options). In addition, ineffective losses recorded on the Company’s copper swaps were $1.0 million higher during the third quarter of 2008 (refer to “Metal Swaps” on page 23 for information on the Company’s hedging relationships).

•

Asset impairment losses of $27.2 million were recorded in the third quarter of 2008 related to the Company’s Balmat mine. This impairment charge was necessary, as recoverability tests showed that future cash flows were unlikely to justify the carrying value of capital investments and working capital. Since attaining commercial production levels in the first quarter of 2007, the mine showed continued operating improvements over time. However, recent metal price declines have more than offset these improvements, causing operating losses to continue and leading to the suspension of operations on August 22, 2008.

•

Share of losses of equity investee of $3.9 million was recorded due to the Company’s share of losses incurred by HMI Nickel during the period prior to HudBay’s acquisition of control on August 26, 2008. The Company had significant influence over HMI Nickel during this period as a result of a private placement investment made on June 27, 2008.

Year-to-date, other significant variances for 2008 versus 2007 were:

•	Depreciation and amortization decreased by $1.1 million, totaling $68.0 million year-to-date 2008.

•

General and administrative expenses increased by $9.0 million, totaling $22.1 million year-to-date 2008, primarily due to executive retirement and severance costs and relocation of the Company’s corporate office.

•

Foreign exchange (gain) loss improved by $27.6 million, from a $20.0 million loss for year-to-date 2007 to a $7.6 million gain for year-to-date 2008. As described above, the year-to-date 2008 gain represents an increase in the Canadian dollar value of HudBay’s US dollar denominated operating accounts (including certain cash, cash equivalents and short-term investments, accounts receivable, accounts payable and derivatives). The value of the Canadian dollar has decreased relative to the US dollar over the year-to-date period in 2008, with exchange rates moving from $0.99 as at December 31, 2007 to $1.06 as at September 30, 2008. Over the same period in the prior year, the value of the Canadian dollar increased, with exchange rates moving from $1.17 as at December 31, 2006 to $0.99 as at September 30, 2007

•

Exploration expenses decreased by $6.9 million to $19.9 million year-to-date 2008 (after recognition of a $1.6 million tax credit), partly due to the capitalization of Lalor project expenditures. Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•

Interest and other income decreased by $4.9 million to $20.3 million year-to-date 2008. In 2007, the Company received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income was higher for year-to-date 2008 due to increases in the Company’s cash balance.

•

(Loss) gain on derivative instruments improved by $4.4 million to a loss of $2.2 million year-to-date 2008, mainly due to a one-time, $9.3 million loss recorded in the first quarter of 2007 for the period between executing the Company’s commodity swap contracts and generating required hedge documentation (refer to “Metal Swaps” on page 23), offset in part by a $5.0 million decrease in the value of the Company’s US dollar put options in 2008 (refer to “Foreign Exchange” on page 24).

•	Asset impairment losses of $27.2 million were recorded in the third quarter of 2008 related to the Company’s Balmat mine, as noted above.

•

Share of losses of equity investee of $3.9 million was recorded due to the Company’s share of losses incurred by HMI Nickel during the period prior to HudBay’s acquisition of control on August 26, 2008, as noted above.

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from approximately 36% for the full 2007 year to an estimated rate of 33% for the full 2008 year as a result of federal and Manitoba income tax rate reductions. In the past, the Company accumulated significant corporate income tax pools and has recorded the benefits related to these pools as future tax assets (net of a valuation allowance, which limits the tax asset recognized on the balance sheet to an amount management believes the Company is more likely than not to realize). The Company has used the majority of its short-term income tax pools. Consequently, the Company began recording current income tax expense in the second quarter of 2008.

The Company’s effective income tax rate for the third quarter was approximately 59% (year-to-date 41%). Significant items causing the Company’s effective income tax rate to be higher than the 36% statutory income tax rate include:

•

The Balmat mine recorded a loss of $35.3 million in the third quarter (year-to-date loss of $50.2 million), including an asset impairment loss of $27.2 million recorded in the third quarter. These losses cause temporary differences, which result in a future tax asset and a tax benefit. However, the Company determined it is not more likely than not to realize these future tax assets; accordingly, the Company increased its valuation allowance, which offsets the future tax asset and tax benefit recorded. The net effect is an increase to the Company’s effective tax rate because the Company has recorded a loss for accounting purposes but has not recorded a corresponding tax benefit.

•	The Company has recorded stock-based compensation expense of $2.3 million in the third quarter (year-to-date $9.8 million). Stock-based compensation is not deductible for tax purposes.

•

The Company recorded a loss of $3.9 million in the third quarter for its share of HMI Nickel’s losses during the period in which the Company held significant influence over HMI Nickel, prior to the Company’s acquisition of control. These losses are not deductible for tax purposes.

As a result of non-deductible items and other adjustments required for tax purposes, the Company has calculated and accrued year-to-date tax expense based on a taxable income figure that exceeds the Company’s earnings before tax as presented in the Company’s financial statements; this results in a higher effective income tax rate. In total, the Company increased its valuation allowance by approximately $12.6 million during the third quarter (year-to-date $18.6 million).

Mining Tax Expense

The Company has also accumulated mining tax pools over the years and has recorded the related benefits as future mining tax assets. Management considers some additional factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At December 31, 2007, the future mining tax asset recorded on the Company’s balance sheet was net of a valuation allowance related to temporary differences for mining tax pools that are expected to reverse more than three years in the future. Management reviews estimates for the valuation allowance each quarter and, in so doing, considers uncertainties associated with future longer term metal prices and foreign exchange rates. During the third quarter, after applying the Company’s mining tax pools to current earnings, the future mining tax asset was partially drawn down.

HudBay’s effective rate for mining taxes was approximately 33% on 2008 third quarter earnings before tax (year-to-date 19%). For the full 2007 year, mining taxes were approximately 9% on earnings before tax. The higher effective mining tax rate for 2008 relates mainly to the composition of the Company’s earnings and the reduction of available tax deductions.

	Three Months Ended		Nine Months Ended
Breakdown of Tax Expense	Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
	($000s)
Non-cash—income tax expense *	6,189	21,267	36,006	98,540
Non-cash—mining tax expense *	4,093	1,349	4,974	7,875

Total non-cash draw-down	10,282	22,616	40,980	106,415

Estimated current taxes payable—income tax	13,746	195	23,461	332
Estimated current taxes payable—mining tax	7,090	4,990	23,062	28,307

Total estimated current taxes payable	20,836	5,185	46,523	28,639

Tax expense	31,118	27,801	87,503	135,054

*	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

EBITDA *

The following table presents the calculation of EBITDA for the three and nine months ended September 30, 2008 and September 30, 2007.

	Three Months Ended		Nine Months Ended
	Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
	($000s)
Operating earnings per financial statements	67,731	94,495	177,967	341,965

Adjustments
Depreciation and amortization	20,902	23,919	67,982	69,087

EBITDA *	88,633	118,414	245,949	411,052

*	Refer to “Non-GAAP Performance Measures” on page 35. EBITDA represents earnings before interest, taxes, depreciation and amortization, (loss) gain on derivative instruments, exploration, interest and other income, asset impairment losses and share of losses of equity investee.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of HudBay’s eight most recently completed quarters.

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	($000s)
Revenue	247,441	284,035	271,637	242,596	319,805	358,298	349,142	313,110
EBITDA[1]	88,633	86,351	70,965	72,014	118,414	140,119	152,519	153,558
Operating cash flow[2]	54,484	70,721	70,651	83,809	113,921	137,660	142,500	148,508
Earnings before tax	33,898	64,542	46,597	31,722	94,266	121,953	117,515	134,636
Net earnings	2,780	33,202	21,552	28,459	66,465	69,139	63,076	165,788
Earnings per share:
Basic	0.02	0.26	0.17	0.22	0.52	0.55	0.50	1.32
Diluted	0.02	0.26	0.17	0.22	0.52	0.54	0.49	1.29

[1]	EBITDA is considered non-GAAP measure (refer to “Non-GAAP Performance Measures” on page 35). For EBITDA refer to page 18.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects the Company’s revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers. The appreciation of the Canadian dollar has contributed to lower revenues, earnings and operating cash flow in 2008 and in the fourth quarter of 2007 compared to previous quarters.

In 2006, net earnings were positively affected by increases in tax assets previously unrecognized. For 2007 and 2008, there has been a draw-down of the Company’s tax assets, resulting in significant non-cash tax expenses included in net earnings.

In the fourth quarter of 2007 and the third quarter of 2008, asset impairment losses were recorded for the Balmat mine assets. These impairment charges were necessary as recoverability tests showed that future cash flows were unlikely to justify the carrying value of capital investments and working capital. Since attaining commercial production levels in the first quarter of 2007, the mine showed continued operating improvements over time. However, recent metal price declines have more than offset these improvements, causing operating losses to continue and leading to suspension of operations.

Prices for zinc metal reached a cyclical peak in the fourth quarter of 2006 and since then have steadily declined to reach a three-year low in the third quarter of 2008. Copper prices have been much stronger through 2007 and the first three quarters of 2008; however, subsequent price movements have shown a strong cyclical decline in the fourth quarter of 2008. It is difficult to forecast the expected duration of the current down-cycle for metal prices as it is being driven by both slowing economic growth and extreme negative sentiment in the commodity markets.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at September 30, 2008 Compared to Financial Condition as at December 31, 2007

Cash, cash equivalents and short-term investments increased by $86.8 million to $844.4 million as at September 30, 2008, compared to December 31, 2007. The Company did not invest in asset-backed commercial paper, and its investments are held in low-risk, liquid investments with major Canadian banks.

From December 31, 2007 to September 30, 2008, working capital increased by $33.6 million to $914.5 million. The significant changes, other than the Company’s higher cash, cash equivalents and short-term investments position, included draw-downs in the current portion of future income and mining tax assets of $22.9 million, decreases in inventory of $27.8 million due primarily to reductions in inventories from lower volumes of purchased copper concentrate, increases in taxes payable of $11.0 million, normal operating decreases in accounts receivable of $4.7 million, offset in part by decreases in payables of $15.4 million (primarily related to the payout of the 2007 profit sharing accrual of $42.6 million, offset by the Company’s current accrual of $17.3 million).

The Company acquired control of HMI Nickel on August 26, 2008 and funded the estimated purchase price of $448.4 million mainly by issuing 31.3 million common shares, granting 1.9 million stock options, and incurring transaction costs; included in this purchase price is the Company’s June 27, 2008 purchase of 19.9% of the outstanding shares of HMI Nickel at a cost of $95.2 million cash.

In December 2007, HudBay launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a twelve month period ending December 16, 2008. Year-to-date, the Company has repurchased 5,420,000 shares and recorded a reduction in share capital of $21.2 million. The excess net cost over the average book value of the shares has been recorded as a reduction to contributed surplus of $2.2 million and a reduction to retained earnings of $29.9 million. As at September 30, 2008 a total of 5,741,300 shares had been purchased for approximately $59.5 million, including 4,800,000 shares purchased during the third quarter at a cost of $42.3 million.

HudBay’s contractual obligations at September 30, 2008 are materially unchanged from December 31, 2007, with the exception of those related to the Company’s acquisition of HMI Nickel (refer to “Contractual Obligations and Commitments” on page 22).

As at September 30, 2008, letters of credit of $59.6 million were outstanding, including $7.3 million assumed upon the acquisition of HMI Nickel.

The following table summarizes HudBay’s cash flows for the three and nine months ended September 30, 2008 and September 30, 2007.

	Three Months Ended		Nine Months Ended
	Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
	($000s)
Net earnings for the period	2,780	66,465	57,534	198,680
Items not affecting cash	51,704	47,456	138,322	195,401
Net change in non-cash items	1,061	52,386	(278)	11,127

Cash provided by operating activities	55,545	166,307	195,578	405,208
Cash (required for) provided by financing activities	(42,954)	441	(62,796)	381
Cash required for investing activities	(510,496)	(28,592)	(660,446)	(79,482)
Effect of exchange rate changes on cash and cash equivalents	10,479	42	11,650	(9,088)

(Decrease) increase in cash and cash equivalents	(487,426)	138,198	(516,014)	317,019

Cash Flow from Operating Activities

Operating activities provided $55.5 million of cash flows in the third quarter, a decrease from $166.3 million for the quarter ended September 30, 2007. The decrease stemmed largely from earnings before future tax, which were lower by $76.0 million in the third quarter of 2008 as compared to the same quarter of 2007 but included non-cash asset impairment losses of $27.2 million. Non-cash working capital changed only slightly over the third quarter of 2008, while changes in non-cash working capital increased operating cash flow by $52.4 million over the same quarter of 2007 largely due to decreases in inventories and accounts receivable over that period.

Year-to-date, cash provided by operations was $195.6 million, compared to $405.2 million year-to-date 2007. This decrease also arose mainly from earnings before future tax, which were lower by $206.6 million for year-to-date 2008 as compared to the same period in 2007.

Cash Flow for Financing and Investing Activities

For the third quarter and first nine months of 2008, cash required for investment activities was represented mainly by the Company’s $602.8 million purchase of short-term investments (defined as short-term instruments with a maturity of more than three months) in Canadian bankers’ acceptances with maturities beyond December 31, 2008, offset in part by net cash of $130.9 million acquired through the Company’s acquisition of HMI Nickel. Excluding short-term investments and HMI Nickel cash investments and acquisitions, operating cash flow of $55.5 million in the third quarter of 2008 was invested in $42.3 million of share repurchases and $36.0 million in additions to property, plant and equipment. The Company’s $195.6 million of year-to-date cash flow in 2008 was invested mainly in the June 27, 2008 $95.2 million private placement investment in HMI Nickel, $90.8 million in additions to property, plant and equipment, and $53.3 million of share repurchases.

Capital Expenditures

The following summarizes HudBay’s capital expenditures by mine and processing facility. Expenditures for the Fenix Project represent expenditures since the acquisition of HMI Nickel on August 26, 2008.

	Three Months Ended		Nine Months Ended
	Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
	($ millions)
777 Mine	6.7	8.6	17.0	20.1
Trout Lake Mine	5.8	5.8	21.4	19.4
Chisel North Mine	2.5	2.1	6.0	5.9
Balmat Mine and Concentrator	1.8	6.2	10.2	16.6
Flin Flon and Snow Lake Concentrators	0.7	0.1	2.3	1.2
Flin Flon and Snow Lake Other	4.9	1.9	8.2	5.2
Zinc Plant	3.4	1.8	8.5	3.5
Zinc Oxide Plant	0.3	0.3	0.7	0.5
Copper Smelter	0.2	0.5	0.5	0.9
WPCR	0.1	1.3	1.6	5.8
Lalor Project	4.3	—	9.0	—
Fenix Project	7.9	—	7.9	—

Total	38.6	28.6	93.3	79.1

	Three Months Ended		Nine Months Ended
	Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
	($ millions)
Plant and Equipment	13.1	10.8	27.0	27.9
Capital Development	12.5	15.6	45.4	46.8
Capitalized Exploration	5.1	2.2	13.0	4.4
Fenix Project	7.9	—	7.9	—

Total	38.6	28.6	93.3	79.1

The Company’s planned capital program for the full 2008 year continues to be in the order of $114.6 million, as presented in the Company’s MD&A for the year ended December 31, 2007, except for capitalized exploration expenditures at the Lalor property, estimated to total $13.7 million for 2008, and capitalized expenditures for the Fenix Project.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s contractual obligations have not changed materially since December 31, 2007, except for potential increases in unfunded pension liabilities (refer to “Outlook” on page 4) and the addition of those arising from its acquisition of HMI Nickel, which are as follows.

The Company has an agreement to make payments to Vale Inco based on tonnages of ore mined from the mining licence areas at the Fenix Project and, if a ferro-nickel plant is operated, to pay a sales agency fee and make certain payments on any ferro-nickel produced based on a net smelter return formula.

Through its subsidiaries, the Company has entered into a number of procurement contracts related to the construction of the Fenix Project. As of September 30, 2008, the purchase obligations associated with those contracts total US$154.9 million, with US$55.9 million due within one year and the balance within five years. This includes US$18.0 million reflected in current liabilities as at September 30, 2008.

On October 29, 2007, CGN entered into agreements with Guatemalan subsidiaries of Duke Energy International (“Duke”) in which it agreed to purchase from Duke committed capacity and energy for the supply of electrical power and construction of a new power transmission line for the Fenix Project.

Under the Power Purchase Agreement (“PPA”), Duke will supply committed capacity and energy to the Fenix Project for five years and three months, commencing July 1, 2009. CGN has an option to extend the term of the PPA for an additional five years. The PPA is based on the capacity of existing generation facilities owned by Duke in Guatemala. Under a transmission toll agreement (“TTA”), Duke will construct a new 230 kV transmission line to connect the Fenix Project to the Guatemalan primary transmission grid. CGN will have the right to utilize the transmission line for 20 years, with an option to extend the agreement for a further 20 years. The Company has provided a letter of credit in the amount of $5.0 million to Duke to support its obligations under the agreements, which is supported by a restricted bank deposit of the same amount. Duke’s generation facilities in Guatemala use heavy fuel oil as their primary input and the cost of the power to be supplied to the Company will vary under the PPA in part to reflect the market price of oil.

On February 29, 2008, Duke agreed to extend a deadline for the completion of financing arrangements for the Fenix Project from March 1, 2008 to March 1, 2009. Under the agreement, the commencement dates for the PPA and TTA of July 1, 2009 may be extended at CGN’s option for up to one year to accommodate any revisions to the Fenix Project construction schedule, and may also be extended as a result of delays to the completion of the new transmission line.

Environmental approvals for the new transmission line have been received by Duke, and CGN has received approvals for the interconnection of the Fenix Project with the Guatemalan transmission grid.

On November 6, 2007 HMI Nickel entered into contracts with Hatch Ltd. for the provision of engineering, procurement and construction management services to the Fenix Project.

SOCIAL AND ENVIRONMENTAL ASSESSMENTS

On June 7, 2007 CGN announced it had received approval from Guatemalan Ministry of Environment and Natural Resources (“MARN”) for four component environmental impact assessments related to the processing plant and associated activities at the Fenix Project, as well as their prior approval in January 2006 for the mine environmental impact assessment (collectively, the “EIAs”). One of the conditions within the approval resolutions of the EIAs required CGN to provide bonds to the Government of Guatemala as security for CGN’s commitments under the EIAs. At September 30, 2008, the bonds are supported by a letter of credit and, together with the letter of credit provided to Duke and certain other bonds posted with the Government of Guatemala, combine for a total restricted cash deposits figure of approximately US$7.5 million.

The EIA approvals contain conditions requiring the preparation and submission of additional information regarding specified design and operation details. Certain of these conditions must be satisfied prior to the commencement of construction activities and those pertaining to the process plant are prioritized including an existing facility dismantling plan, an engineered sanitary landfill design and assessment, emergency response plans for fire and explosion, and construction and equipment installation plans. CGN maintains communication with MARN to have mutual understanding and agreement on their requirements as information is prepared to meet these conditions.

CGN also undertook environmental assessments and public consultation to achieve performance standards requirements of the World Bank Group and/or Equator-Principle-subscribing financial institutions (the “social environmental assessments” or “SEA”). Klohn Crippen Berger Ltd. as lead consultant completed the assessments in July 2007. The estimated cost of the SEA (including the EIAs) was approximately $6.0 million.

RISK MANAGEMENT

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments.

Metal Swaps

In the first quarter of 2007, the Company implemented a price protection program for the Bur deposit. In December 2007, the Company decided to defer the development of the Bur deposit in favour of the Lalor deposit. Following this decision, and with lower zinc prices, the Company unwound a significant portion of the zinc swaps in December and unwound the remaining zinc swaps during the first quarter of 2008. As the unwound zinc swaps were part of effective hedging relationships, for accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding remain in other comprehensive income (“OCI”) and will be reclassified to earnings in periods through 2010 when the original hedges would have closed. The Company’s copper swaps were unwound subsequent to September 30, 2008 with a payment of US$0.1 million and will receive similar accounting treatment.

The following are the prices, for accounting purposes, for the metal swaps remaining at September 30, 2008:

Hedge Prices		2008	2009	2010	Total
Copper swap contracts	tonnes	2,100	5,100	5,100	12,300
	US$/lb.	2.69	2.45	2.22	2.40

The hedges noted above meet the requirement for hedge accounting under GAAP.

For the third quarter of 2008, HudBay recorded in earnings a loss of $1.4 million related to the ineffective portion of the price protection program. The Company recorded in OCI a pre-tax gain of $21.4 million ($14.5 million after tax) to reflect the effective portion of gains and losses under the cash flow hedges and reclassified from OCI to earnings a pre-tax loss of $0.3 million as hedged anticipated zinc and copper sales occurred.

Year-to-date 2008, the Company has recorded a loss of $1.8 million in earnings related to the ineffective portion of gains and losses under the cash flow hedges. Amounts recorded to OCI were negligible for year-to-date 2008, and a pre-tax loss of $2.0 million was reclassified from OCI to earnings. The fair value of the copper swaps as at September 30, 2008 was negative $20.7 million.

HudBay’s swap agreements are with counterparties the Company believes to be creditworthy and are governed by master trading agreements with customary wording under which the Company is not required to provide collateral.

Zinc and Zinc Oxide

To provide a service to customers who purchase finished metal and oxide from the Company’s plants and require known future prices, HudBay enters into fixed price sales contracts regarding zinc and zinc oxide. To ensure that HudBay continues to receive a floating or unhedged realized zinc price, the Company enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts with its customers.

Foreign Exchange

HudBay has forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At September 30, 2008, the Company held US dollar put options giving it the right, but not the obligation, to sell up to US$8.8 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009. The fair value of the US dollar put options was $1.3 million as at September 30, 2008.

OPERATIONS OVERVIEW

Fenix Project Overview

On August 26, 2008, the Company acquired HMI Nickel. HMI Nickel’s principal asset is the Fenix Project, a development-stage ferro-nickel project in Guatemala, which is owned through a 98.2% ownership interest in CGN. In December, 2004, HMI Nickel conditionally acquired the rights to the Fenix

Project through the acquisition of the shares of CGN from Vale Inco (then Inco Limited) pursuant to a share purchase master agreement amended December 15, 2004 (the “Master Agreement”). On March 6, 2007, HMI Nickel exercised its option under the Master Agreement, and its interest in CGN and the Fenix Project became unconditional.

CGN is a Guatemalan company which holds an exploration licence and an exploitation licence covering certain nickel properties in eastern Guatemala and also owns a pyrometallurgical nickel processing plant and related facilities that have been closed for approximately 28 years, but continuously maintained over that period. In April 2006, substantially all of its then Niquegua Norte exploration licence was converted into a 25-year renewable exploitation licence. Built at a cost of $238 million in 1977, CGN operated the pyrometallurgical plant at the site intermittently from 1977 to 1980, producing a nickel matte for export. Since the plant shutdown, no mining activity has taken place on the CGN property.

In October 2006, HMI Nickel received a completed feasibility study prepared by Hatch, and other consultants, of CGN’s Fenix Project, a nickel laterite project for a ferro-nickel operation involving the refurbishment and expansion of the existing process plant to produce annually approximately 49 million pounds of nickel in a ferro-nickel alloy over the first 20 years of production after ramp-up and an estimated 30-year mine life.

On completion of basic engineering in August 2007, Hatch issued revised capital cost estimates for the construction of the Fenix Project. HMI Nickel issued the related “Technical Report on an Update to the Fenix Project, Izabal, Guatemala” dated September 15, 2007 and the Addendum Report dated October 25, 2007 thereto (together the “Fenix Project Updated Technical Report”) that were filed on the SEDAR website at www.sedar.com.

In June 2007, CGN received approval from MARN for each of the four component environmental impact assessments relating to the process plant and related activities at the Fenix Project. Refer to “Social and Environmental Assessments” on page 23 for more details.

In the fourth quarter of 2007, HMI Nickel placed long-lead major equipment orders and prepared for the commencement of construction in the first quarter of 2008. Due to adverse capital market conditions, HMI Nickel deferred the financing for the Fenix Project in January 2008. Following the announcement of HMI Nickel’s acquisition by the Company, HMI Nickel reactivated long-lead equipment orders.

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. The Company remains convinced that Fenix is an outstanding asset, and is committed to developing the project once market conditions warrant. In the meantime, HudBay will continue to advance key components of Fenix. This includes upgrading the road from Rio Dulce to El Estor and maintaining health care and educational initiatives in the local community. The Company will also use this opportunity to further develop its power strategy to ensure the long-term cost competitiveness of Fenix once the Company brings it into production.

Mines

		Three Months Ended		Nine Months Ended
Mines		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
777
Ore	tonnes	369,354	358,091	1,101,725	1,073,091
Zinc	%	4.39	4.16	4.42	4.36
Copper	%	2.80	2.88	2.69	2.69
Gold	g/tonne	2.00	2.62	2.11	2.56
Silver	g/tonne	24.62	24.92	24.90	25.76

Trout Lake
Ore	tonnes	194,669	205,673	588,643	615,902
Zinc	%	3.72	4.30	3.87	3.96
Copper	%	2.05	2.01	1.99	2.33
Gold	g/tonne	1.34	1.66	1.33	1.44
Silver	g/tonne	16.56	18.27	19.18	13.75

Chisel North
Ore	tonnes	77,826	78,516	243,078	242,132
Zinc	%	7.28	8.40	7.48	8.52

Balmat
Ore	tonnes	41,778	89,232	268,568	237,514
Zinc	%	7.28	7.00	7.96	6.93

Total Mines
Ore	tonnes	683,627	731,512	2,202,014	2,168,639
Zinc	%	4.71	5.01	5.04	5.00
Copper	%	2.12	1.99	1.91	2.01
Gold	g/tonne	1.51	1.80	1.48	1.73
Silver	g/tonne	19.82	19.71	19.40	19.25

For unit operating costs, refer to page 13.

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the third quarter increased by 3% compared to the same period in 2007. The zinc grade was higher by 6%, and the copper grade was lower by 3%, due to planned variations within the mining sequence. The gold grade was 24% lower, and the silver grade was 1% lower, related to the areas mined in the quarter. Operating costs per ore tonne in the third quarter were higher by 1% primarily due to the increased cost of mine consumables used during the quarter.

Ore production at the 777 mine for year-to-date 2008 increased by 3% compared to year-to-date 2007. Improvements in the mine ore handling system and in paste backfill placement facilitated the production increase. Compared with grades in 2007, the zinc grade was marginally higher at a 1% increase, copper grade remained the same, gold grade was lower by 18%, and silver grade was lower by 3%. The lower precious metal grades are attributed to the areas mined. Operating costs per ore tonne were 1% higher at $36.82 per tonne due to increases in consumable costs including fuel, propane, steel and cement.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp, and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the third quarter was 5% lower as compared to the same quarter in 2007. This is a result of the majority of tonnage being trucked from deeper areas of the mine, consistent with the 2008 mining plan. Zinc grade was 13% lower and copper grade was 2% higher, primarily from mining in copper rich areas with lower zinc grades. As per the mining plan, gold grade was 19% lower and silver grade was 9% lower. Operating costs per ore tonne were 6% higher as compared to the third quarter of 2007 due to an increase in operating development and higher direct mining costs related to the increased haulage distances.

Ore production at Trout Lake decreased by 4% for year-to-date 2008 compared to year-to-date 2007. This is consistent with the 2008 mining plan, reflecting smaller mining blocks and longer haul distances to ore passes. Zinc grade was 2% lower, copper grade was 15% lower, gold grade was 8% lower and silver grade was 39% higher, as per the mining plan. Operating costs per ore tonne mined were 4% higher, related to increased ground support and rehabilitation of some of the mining areas, in particular the pillar recovery areas. Increased consumable costs, including fuel, propane and steel, also contributed to the higher costs.

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the third quarter was 1% lower than the same quarter in 2007. Zinc ore grade was 13% lower, primarily due to lower than expected grades and increased dilution. Operating costs per ore tonne were 51% higher, primarily related to increases in the cost of consumables, diesel fuel and explosives, higher maintenance costs, and higher charges for mine overheads due to a reduction in capital development.

Ore production at Chisel North for year-to-date 2008 was marginally higher compared to year-to-date 2007. Zinc ore grade was 12% lower, due to lower grades experienced in some areas of the mine. Operating costs were 17% higher, related primarily to the higher cost of underground consumables, increased maintenance costs and higher development costs.

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006, and commercial production commenced January 1, 2007.

On August 22, 2008, HudBay Minerals announced the closure of the Balmat Mine as a result of lower prices for zinc metal and continued high operating costs. The Balmat operation is not economically viable in the current market conditions.

Concentrators

		Three Months Ended		Nine Months Ended
Concentrators		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Flin Flon Concentrator
Ore	tonnes	576,482	577,879	1,688,561	1,695,672
Zinc	%	4.18	4.21	4.25	4.20
Copper	%	2.51	2.58	2.45	2.56
Gold	g/tonne	1.77	2.26	1.85	2.15
Silver	g/tonne	22.18	22.11	23.00	21.27

Zinc concentrate	tonnes	39,470	40,027	118,677	117,297
Concentrate grade	% Zn	52.84	52.13	52.05	51.77

Copper concentrate	tonnes	54,562	55,926	157,163	163,027
Concentrate grade	% Cu	25.05	25.05	24.64	24.83

Zinc recovery	%	86.5	85.9	86.0	85.3
Copper recovery	%	94.5	94.1	93.6	93.1
Gold recovery	%	74.1	65.7	77.5	67.1
Silver recovery	%	66.3	63.7	64.7	60.4

Snow Lake Concentrator
Ore	tonnes	84,125	78,584	242,170	242,062
Zinc	%	7.39	8.40	7.49	8.52

Zinc concentrate	tonnes	11,457	12,866	33,484	39,383
Concentrate grade	% Zn	51.56	48.80	51.41	50.51

Zinc recovery	%	95.0	95.1	94.9	96.4

Balmat
Ore	tonnes	49,092	87,614	267,174	234,929
Zinc	%	7.28	7.00	7.97	6.90

Zinc concentrate	tonnes	5,737	10,252	35,083	27,415
Concentrate grade	% Zn	58.02	58.12	57.20	57.08

Zinc recovery	%	93.2	97.0	94.3	95.8

For unit operating costs, refer to page 13.

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the third quarter of 2008, ore processed decreased marginally as compared to the same period in 2007. Zinc head grade was 1% lower and copper head grade was 3% lower. The gold grade was 22% lower, and the silver head grade was marginally lower. Recovery of zinc to concentrate was 1% higher, while recovery of copper to concentrate was slightly higher; recoveries were consistent with the head grades seen this quarter. Operating cost per ore tonne processed increased by 7%, related to higher costs for consumables and grinding media.

Ore processed for year-to-date 2008 was similar to 2007 levels. Zinc head grade in 2008 was 1% higher than last year, while copper head grade was 4% lower, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher and copper metal to concentrate was 1% higher than the same period in 2007. Operating costs per tonne of ore processed were 4% higher, primarily related to increased purchase prices for reagents and grinding media.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the third quarter of 2008, ore processed was 7% higher compared to the same quarter in 2007. Zinc head grade was 12% lower, in line with the lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was slightly lower at 95.0%, consistent with lower ore head grade. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, were consistent with costs in the third quarter of 2007; this has been offset by higher throughput.

Year-to-date, ore processed was marginally higher in 2008 than in 2007. In 2008, zinc ore head grade was lower by 12%, and zinc recovery to concentrate was 2% lower due to the lower head grades experienced. Operating costs per ore tonne increased by 1%, primarily related to increased costs for reagents and grinding media.

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal. As noted above, operations at the Balmat mine were suspended on August 22, 2008.

		Three Months Ended		Nine Months Ended
Balmat Zinc Metal		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Contained in concentrate produced	tonnes	3,329	5,959	20,066	15,582
Payable in concentrate produced	tonnes	2,829	5,065	17,056	13,245
Zinc metal sold	tonnes	4,095	4,548	18,386	13,364

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Nine Months Ended
		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Metal Produced [1]

Metal from HBMS Concentrates
Zinc	tonnes	27,651	24,668	78,406	74,937
Copper [2]	tonnes	15,227	12,601	40,121	40,663
Gold [2]	troy oz.	26,726	23,924	77,687	74,678
Silver [2]	troy oz.	317,812	227,281	817,770	689,716

Metal from HBMS Purchased Concentrates
Zinc	tonnes	1,183	2,661	4,559	9,079
Copper [2]	tonnes	3,940	9,724	15,702	26,138
Gold [2]	troy oz.	194	611	738	1,687
Silver [2]	troy oz.	312,356	137,713	773,919	371,324

Total HBMS Metal Produced
Zinc	tonnes	28,834	27,329	82,965	84,016
Copper [2]	tonnes	19,167	22,325	55,823	66,801
Gold [2]	troy oz.	26,920	24,535	78,425	76,365
Silver [2]	troy oz.	630,168	364,994	1,591,689	1,061,040

Balmat
Zinc metal in concentrate for sale	tonnes	3,329	5,959	20,066	15,582
Metal in concentrate purchased from Xstrata [3]	tonnes	(1,165)	(615)	(3,651)	(4,712)

Total Produced [4]
Zinc	tonnes	30,998	32,673	99,380	94,886
Copper [2]	tonnes	19,167	22,325	55,823	66,801
Gold [2]	troy oz.	26,920	24,535	78,425	76,365
Silver [2]	troy oz.	630,168	364,994	1,591,689	1,061,040

Metal Sold
Zinc, incl sales to Zochem	tonnes	32,647	33,703	100,365	98,681
Copper	tonnes	19,190	21,218	58,749	68,445
Gold	troy oz.	20,632	24,755	70,751	78,167
Silver	troy oz.	364,944	329,318	1,203,144	1,023,714

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for re-processing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]

Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.

Metal Produced and Sold

		Three Months Ended		Nine Months Ended
		Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	55,393	48,785	158,159	149,970
Purchased	tonnes	2,201	5,080	8,682	17,619

Total	tonnes	57,594	53,865	166,841	167,589

Zinc Oxide
Zinc from HudBay	tonnes	7,064	7,393	19,911	21,574
Zinc from others	tonnes	—	—	2,227	—

Total zinc consumption	tonnes	7,064	7,393	22,138	21,574

Zinc oxide produced	tonnes	8,512	9,030	26,996	26,303
Zinc oxide sold	tonnes	8,736	8,805	26,788	27,279

Smelter
Copper concentrate treated
Domestic	tonnes	56,216	53,192	175,993	163,213
Purchased	tonnes	12,154	28,667	48,174	75,505

Total	tonnes	68,370	81,859	224,167	238,718

WPCR
Anodes received	tonnes	21,187	21,390	64,376	64,132
Cathode produced	tonnes	17,432	17,064	52,334	50,793
Spent anode produced	tonnes	3,838	4,071	11,598	11,231
Liberator anode produced	tonnes	255	663	1,025	2,014
Slimes produced	tonnes	56	49	163	144

For unit operating costs, refer to page 13.

Zinc Plant

The Flin Flon, Manitoba zinc plant uses leading-edge technology and includes an oxygen plant, a two-stage pressure leaching plant, four-step solution purification, an electrolysis plant and a casting plant. The zinc plant produces special high grade zinc.

Production of cast zinc in the third quarter was 6% higher than the same quarter in 2007. Operating costs per pound of zinc metal produced were 2% higher. The higher production was the result of steady operation in 2008. The higher cost reflects year over year increases for inputs including operating and maintenance materials.

Year-to-date production was 82,965 tonnes of cast metal or 1% less than in 2007. Operating costs per pound were up 11% because of the higher input costs and the effect of the major scheduled maintenance shutdown in the second quarter.

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

During the third quarter of 2008, Zochem consumed 7,064 tonnes of HudBay zinc and produced 8,512 tonnes of zinc oxide. In comparison to the third quarter of 2007, sales volumes decreased by 1%, while production levels decreased by 6%. Third quarter operating costs per pound of zinc oxide were 10% higher at 14.1¢/lb., compared to 12.8¢/lb. for the same quarter in 2007, primarily due to increased natural gas prices and lower production volumes.

Year-to-date production of zinc oxide was 26,996 tonnes, 3% higher than in 2007. Year-to-date operating costs at 13.7¢/lb. of zinc oxide were 1% higher than in 2007, mainly due to higher natural gas prices.

Copper Smelter

The copper smelter is located in Flin Flon, Manitoba and treats copper concentrate and produces copper anodes, which are railed to the WPCR in Michigan State for electrolysis and production of copper cathode prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 18% of the concentrate treated in the third quarter was purchased concentrate, a decrease from 35% treated in the third quarter of 2007. The main source of purchased concentrate is from existing settled contracts originally scheduled to extend into 2009 and beyond. Owing to current low market prices for treating copper concentrates, HudBay has not been able to obtain economic terms to purchase copper concentrate beyond 2008 and has exercised early termination rights on contracts that were originally scheduled to extend into 2009 and beyond. HudBay will continue to purchase concentrates from these suppliers in 2008 and some limited amounts in 2009, which were priced previously and on favourable terms. No changes to HudBay’s 2008 targets are expected as a result of the termination of these agreements. The remaining purchases in 2008, together with existing inventory and concentrates from HudBay’s own mines, will support achievement of the Company’s 2008 copper production targets. HudBay will evaluate future opportunities to purchase copper concentrates based on the market rates for treatment and refining charges combined with the Company’s expected operating costs.

In the past, the Company has sold the spent copper anode from the WPCR to third parties. This year, in light of the 2008 air release limit targets for sulphur dioxide, which created additional processing capacity, HudBay began shipping spent copper anodes from the WPCR back to the Company’s Flin Flon smelter for processing. Recycling the spent copper anode allows the Company to use this additional processing capacity to achieve finished metal premiums on the copper contained in the spent copper anodes, rather than selling the spent copper anodes to a third party and incurring refining fees.

Non-recycled copper production was 14% lower in the third quarter of 2008 compared to the same quarter in 2007, as expected, in response to changes in the Government of Canada’s 2008 air release limit targets for sulphur dioxide. The 73% increase in silver production in the third quarter was primarily from the treatment of a substituted purchased concentrate that was unusually high in silver. The higher silver production is expected to continue for the remainder of 2008. Operating costs per pound of copper anode produced were 36% higher than the third quarter of 2007, attributed mainly to increased direct costs of heavy fuel oil and other operating materials, as well as lower production levels.

Year-to-date, new copper in anode production was 16% lower than in 2007, reflecting lower copper concentrate throughput and reduced copper grade. Year-to-date operating costs in 2008 per pound of copper were 39% higher, related primarily to increased costs of materials.

White Pine Copper Refinery

The WPCR is located in the upper peninsula of Michigan State near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard copper cathode. During processing, anode slimes containing precious metals are recovered, dried and sold. Effective January 1, 2008, approximately 18% of the copper anode processed at the refinery, called spent anode, is returned to the smelter at Flin Flon for remelting. Previously, the Company sold the spent anode to a third party. LME grade copper cathode is sold to various customers in the business of making wire, tube and brass.

For the third quarter of 2008, copper cathode production increased by 2% compared to the same quarter last year, mainly due to the tankhouse expansion in 2007 and no cell liner replacements. Operating costs per pound of copper cathode were 17% higher, primarily due to the increase in natural gas costs.

Copper cathode production for year-to-date 2008 was 52,334 tonnes, 3% higher than in 2007. Operating costs per pound of cathode produced were 6% higher, primarily related to the cost of natural gas for steam generation over the year-to-date.

Exploration

Hudson Bay Exploration and Development (“HBED”) has optioned to VMS Ventures Inc. certain mineral properties in the Reed Lake area of the Flin Flon Greenstone Belt. Under that option agreement, HBED has buy-back rights to acquire up to a 70% interest in the optioned property. VMS Ventures Inc. has recently initiated a dispute to the validity of one of the claims subject to the option agreement. HudBay will vigourously defend its rights in relation to this mineral property and under the option agreement, and believes that its claim to these mineral properties is valid.

CASH COST PER POUND OF ZINC SOLD

HudBay’s cash cost of zinc sold, net of by-product credits, for the third quarter of 2008 was negative US$0.32 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits

(Refer to “Non-GAAP Performance Measures” on page 35)

	Three Months Ended				Nine Months Ended
	Sep 30 2008		Sep 30 2007		Sep 30 2008		Sep 30 2007
	($000s except as noted)
Expenses		179,710		225,310		625,146		685,280
Non-cash operating costs [1]		(18,231)		(32,817)		(73,024)		(101,464)
Less by-product credits [2]		(185,464)		(204,536)		(591,238)		(647,118)

Cash cost net of by-products		(23,985)		(12,043)		(39,116)		(63,302)
Exchange rate (US$1 to C$) [3]		1.042		1.046		1.019		1.104

Cash cost net of by-products	US	(23,018)	US	(11,513)	US	(38,387)	US	(57,339)
Zinc sales (000s lbs.)		71,974		74,302		221,267		217,554

Cash cost per pound of zinc, net of by-product credits in US$/lb.	US	(0.32)	US	(0.15)	US	(0.17)	US	(0.26)

[1]	Non-cash operating costs include depreciation and amortization, stock based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
[3]	Weighted average exchange rate for sales during the period.

For the quarter ended September 30, 2008, cash cost per pound of zinc sold was negative US$0.32, a net decrease of US$0.17 from the same period in 2007, due primarily to a US$0.13 favourable mark-to-market gain recorded as a result of decreases in forward market prices related to provisionally priced concentrate purchases.

For year-to-date 2008, cash cost per pound of zinc sold was negative US$0.17, a net increase of US$0.09 from the same period in 2007, due to US$0.16 favourable impact due to higher copper and gold prices on sales of domestic production offset by a US$0.24 unfavourable impact of a stronger Canadian dollar on gross margins.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

OUTSTANDING SHARE DATA

As of November 3, 2008, there were 152,995,125 common shares of the Company issued and outstanding, as well as 1,916,571 warrants (pre-consolidated) exercisable for a maximum aggregate of 1,894,800 common shares. In addition, options for a maximum aggregate of 7,528,419 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on the Company’s adoption of new accounting standards and on new accounting standards that will be applicable to the Company in future years, refer to note 3 of the September 30, 2008 interim consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) has set January 1, 2011 as the date that IFRS will replace existing Canadian GAAP for public companies with fiscal years beginning on or after that date. Accordingly, IFRS-compliant financial statements will first be required for the first quarter of 2011. Comparative figures presented in IFRS financial statements are also required to comply with IFRS. Therefore, many public companies will run parallel sets of accounting records during 2010; one set will be in accordance with Canadian GAAP for the purpose of issuing 2010 interim and annual financial statements, and the other set will be in accordance with IFRS for the purpose of restating 2010 comparative figures for presentation in 2011 interim and annual financial statements.

HudBay has engaged external consultants to assist the Company through this complex transition project, which will involve people from many aspects of the business, including accounting and finance, tax, IT, legal, investor relations and logistics. HudBay has performed its initial assessment, which included identifying and prioritizing areas of differences between Canadian GAAP and IFRS that will be significant for the Company, and is currently developing a detailed project plan. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CONTROLS AND PROCEDURES

Following HudBay’s acquisition of HMI Nickel, a TSX listed company, on August 26, 2008, the Company has extended its compliance program for internal control over financial reporting (“ICFR”) to include the ICFR of HMI Nickel. There were no changes in ICFR during the quarter ended September 30, 2008 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

NON-GAAP PERFORMANCE MEASURES

EBITDA, operating cash flow per common share, cash in excess of debt per common share, detailed operating expenses and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

In addition to the risk factors included in the Company’s most recent AIF, the development of the Fenix Project is subject to a number of risks, which include:

HudBay may not be able to operate the Fenix Project as intended.

The Process Plant at the Fenix Project operated intermittently during the period from 1977 to 1980 to produce nickel matte. The design production rate was 25 million pounds of nickel per year. The development plan for the Fenix Project contemplates annual production of about 48.5 million pounds of nickel in a ferro-nickel compound over the first 20 years of production after ramp-up. While there are several ferro-nickel facilities operating world-wide using similar process technology for similar ores, there is no certainty that the anticipated design production capacity for the Fenix Project will be attained. The inability to achieve expected production capacity from the Fenix Project could have a material adverse effect on HudBay’s financial condition and results of operations.

In addition, HudBay may experience higher costs and lower revenues in operating the Fenix Project than are currently expected. HudBay must also locate and retain qualified personnel to run its mining, smelting and refining operations which might be difficult or costly.

Construction costs for the development of the Fenix Project may be higher than anticipated and the Fenix Project may be subject to delays.

The modernization and expansion of the existing mine and certain related infrastructure comprising the Fenix Project is in the early stages and commercial mining has not yet commenced. The success of the Fenix Project depends in significant part upon HudBay’s ability to complete such modernization cost-effectively.

The Fenix Project Updated Technical Report1 is based on estimates relevant to the information and level of design and engineering studies completed at the time and their accuracy cannot be assured for reasons including those set out in “Risk Factors” as well as the disclaimers, qualifications and assumptions contained within the Fenix Project Updated Technical Report. Accordingly, the estimates do not represent known prices and they may vary during construction.

HudBay has chosen to delay construction of the Fenix Project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. Reactivation of the construction project will entail a variety of risks. Completion of construction and commencement of ferro-nickel production may be delayed, or require the expenditure of significant additional funds, by factors outside of HudBay’s control, such as the inability of contractors to complete construction and related infrastructure in a timely manner, changes in the regulatory environment, industrial disputes, unavailability of parts, machinery or operators, delays in the delivery of major process plant equipment, inability to obtain, renew or maintain the necessary permits, licences or approvals from government authorities or third parties, unforeseen geological, physical or meteorological conditions, natural disasters, labour shortages or stoppages, political and other factors. Factors within HudBay’s control, such as requested changes to the technical specifications, failure to enter into additional agreements with contractors or suppliers in a timely manner, and shortage of capital, may also delay the completion of construction, commencement of production or require the expenditure of additional funds. Any construction delay would defer the production of ferro-nickel at the Fenix Project, and impact HudBay’s cash flow and financial performance.

[1]	Source: HMI Nickel’s report dated September 15, 2007 titled, “Technical Report on an Update to the Fenix Project, Izabal Guatemala.”

Any delay or additional expenses could have a material adverse impact on HudBay’s results of operations, financial condition and ability to complete the Fenix Project. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more.

Social and political developments in Guatemala may adversely affect HudBay’s business.

CGN is a Guatemalan company with substantially all of its operations and assets in Guatemala. Guatemalan governmental actions concerning the economy, including the implementation of exchange controls which currently do not exist, could have a significant impact on Guatemalan private sector entities in general, and on CGN and HudBay in particular.

In addition, Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. Renewed political unrest or a political crisis in Guatemala could adversely affect HudBay’s business and results of operations.

Guatemala suffers from social problems, such as a high crime rate and uncertain land tenure for many indigenous people, which could have adverse effects on the Fenix Project. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on Fenix Project land, challenging the boundaries of such land, impeding Fenix Project activities through roadblocks or other public manifestations or attacking Fenix Project assets or personnel.

Fluctuations in the value of the Guatemalan quetzal may adversely affect CGN’s expenses and decrease CGN’s profitability.

Since 1994, the Guatemalan government has allowed the exchange rate for the quetzal to be determined by market forces. A significant increase in the value of the quetzal could increase HudBay’s operating costs. In addition, a significant component of the Fenix Project’s capital cost estimate is denominated in Guatemalan quetzals, and appreciation of the Guatemalan quetzal could result in capital cost escalation.

Guatemalan mining royalties—There may be an increase in the amount of statutory mining royalties HudBay pays to the Guatemalan government.

The Congress of Guatemala has contemplated amending the mining laws for the past few years, and it is possible that the mining laws may be amended in the near future. If amended, it is likely that there will be an increase in the amount of statutory royalties HudBay will be required to pay to the Guatemalan government.

On July 31, 2007, CGN signed a letter of intent with the Guatemalan government (the “Letter of Intent”), whereby CGN will pay the Guatemalan government an additional royalty (“Additional Royalty”) which will be payable at the rate of 1.0% prior to project payback, provided average London Metal Exchange nickel prices exceed $7.00 per pound. After project payback, the royalty increases on a sliding scale, depending on nickel prices, reaching a maximum of 4.0% if nickel prices reach $22.00 per pound. If legislation is passed at a future date that increases the Mining Act royalty rate beyond its current level of 1.0%, the additional royalty rate in a given quarter would be reduced by the increase in the Mining Act rate. Under the Letter of Intent, CGN will pay the royalty in addition to the existing 1.0% royalty under the Mining Act. The Company is currently awaiting action by the Guatemalan government to enter into a definitive agreement with respect to the Letter of Intent.

Working within local communities could be problematic.

CGN’s exploration and mining operations will have an impact on the communities in which they are situated and will depend for their success on the support of those communities. While CGN is committed to continuously consult and work constructively with local communities on such issues as poverty alleviation, economic and social development, safety and health, opportunities for local people and long-term sustainability, there is no guarantee of receiving the support of these communities.

Like many other landowners in Guatemala, lands owned by CGN have been occupied by indigenous families. The apparent primary objective of these occupations is to obtain land for housing and subsistence farming. None of these occupations have caused any material interruptions of the Fenix Project, although some delays to exploration activities have occurred and part of the Area 251 deposit is affected, however this area is not planned to be mined before year seven of the current mine schedule. CGN is working closely with the Guatemalan government on security and legal aspects of managing illegal land occupations, and with local stakeholders like the municipality, churches and NGOs in efforts to resolve these illegal land occupations and to dissuade future occupations. However, future incidents may be larger and more disruptive to the progress of the Fenix Project and may cause significant delays, which could have a material and adverse effect on HudBay’s business and results of operations. While HudBay remains committed to building good relationships with the local community, there can be no assurance that such efforts will be successful.

CGN’s mining and mineral processing activities are subject to extensive environmental protection requirements.

The environmental permits for the Fenix Project contain conditions requiring the preparation and submission of additional information regarding specified design and operation details. Certain of these conditions must be satisfied prior to the commencement of construction activities including certain disposal plans awaiting the finalization of construction program planning, certain disposal plans limited to specified buildings including the smelter, dryer feed, refractory storage and camp, an engineered sanitary landfill design and assessment, and MARN acknowledgement of the Company’s emergency response plans for fire and explosion. It cannot be assured that CGN will be able to renew or maintain all permits and approvals required to operate the Fenix Project.

The Fenix Project will rely on a highway in need of significant improvements which will require the cooperation of the Guatemalan Government.

The Fenix Project will be dependent on the highway from Santo Tomas to the Process Plant site for receiving of equipment and materials and shipping of ferro-nickel product. This highway requires significant upgrades which depend on the cooperation of the Guatemalan government.

The Fenix Project may encounter significant energy costs and power shortage.

Mining and mineral processing operations are energy intensive and sensitive to the cost and availability of energy. The economics of the Fenix Project could be compromised as a result of unexpected increases in the prices and availability of heavy fuel oil, coal or petroleum coke. The Fenix Project Updated Technical Report was based on long-term projections of coal, petroleum coke and oil prices, whereas current prices are considerably higher and there is no assurance that prices will fall towards long-term projections within the timeframe for executing and operating the Fenix Project.

In addition, the Power Purchase Agreement with Duke includes provisions whereby changes in certain costs incurred by Duke, such as taxes (other than income taxes) or fees applicable to the generation of electricity in Guatemala, may be passed through to CGN. Under the Power Purchase Agreement and the Transmission Toll Agreement, CGN’s primary power supply during the first five years of production will be delivered over the Guatemalan transmission grid, and system-wide outages or failures on the transmission line that connects the Project to the Guatemalan grid could adversely impact our operations. CGN’s peak power demand is expected to be up to 135 MW, while generating capacity in Guatemala totaled approximately 2,058 MW as of December 2006.

In addition, if Duke fails to perform under the Power Purchase Agreement or fails to complete construction of the transmission line under the Transmission Toll Agreement in time to meet the Fenix Project’s requirements, CGN may not be able to access alternative sources of power, CGN may have to acquire power supply at higher cost, and CGN may have limited recourse against Duke.

HudBay may not receive expected refunds of value-added taxes in a timely manner or at all.

Pursuant to current Guatemalan tax law, value-added taxes paid in connection with construction costs and other goods and services acquired within Guatemala may be refunded upon the accumulation of tax credits resulting from exports of nickel. There can be no assurance, however, that such refunds will be paid in a timely manner or at all.

Readers are encouraged to read and consider risk factors, and additional information regarding the Company, included in HudBay’s most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

Readers are referred to the technical report entitled “Technical Report on the Lalor Lake Deposit, Snow Lake, Manitoba, Canada” dated September 19, 2008 filed under the Company’s profile at www.sedar.com. Readers are also referred to the technical report entitled “Technical Report on an Update to the Fenix Project, Izabal Guatemala” dated September 15, 2007 and the addendum thereto, dated October 25, 2007 filed under the profile of HMI Nickel Inc. at www.sedar.com.

The technical data contained in this MD&A has been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HudBay’s subsidiary, Hudson Bay Exploration and Development Company Limited, who is a Qualified Person within the meaning of NI 43 101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s mineral resource estimates and potential plans for Lalor and the Fenix Project as well as HudBay’s exploration and development plans, production targets, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “is targeting”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and its subsidiary, HMI Nickel Inc., available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.